UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
December 19, 2022

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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By: /s/ R. Achmad Faisal

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R. Achmad Faisal

Acting (PGS) VP Investor Relation

No.:Tel.141/LP 000/DCI-M0200000/2022

Jakarta, 19 December 2022

To

Dewan Komisioner Otoritas Jasa Keuangan

Up. Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4,

Jakarta 10710

Re	:	Capital Injection to PT Fita Sehat Nusantara by PT Telkomsel Ekosistem Digital

Dear Sir/Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 concering Disclosure of The Information or Material Facts by The Issuer or Public Company, we hereby inform you that:

Issuer Name: PT Telkom Indonesia (Persero) Tbk

Business Sector: Telecommunication

Telephone: (+6221) 5215109

E-Mail: investor@telkom.co.id

1.	Information or Material Facts	Capital Injection to PT Fita Sehat Nusantara by PT Telkomsel Ekosistem Digital
2.	Date	15 December 2022
3.	Description

On Thursday, Desember 15, 2022, PT Telkomsel Ekosistem Digital (“TED”) subsidiary of PT Telekomunikasi Selular (“Telkomsel”) which is subsidiary of PT Telkom Indonesia (Persero) Tbk (“Telkom”) has conducted capital injection to PT Fita Sehat Nusantara in the amount of Rp30 billion.

This capital injection is allocated to develop product that prioritized not only by user oriented, but also to complete supporting features that will be used by professional coach in order reach the users’ objective. Fita begins with the thought of helping societies to live a healthy lifestyle, supported by our market research that showed there is not many health platforms that focus on prevention, Fita has a vision to become the leading integrated health platform in Indonesia. This commitment will be done through continuous innovation that focus on two product interfaces which is Fita Apps and CATCH (Coach at the Center of Health), a newly release platform that will be used by the professional coach.

4.	The Impact of the Events	Fita will get additional capital to further develop its business.

5.	Others

PT Telekomunikasi Selular is cellular telecommunication company which is a subsidiary of PT Telkom Indonesia (Persero) Tbk with 65% ownership.

PT Telkomsel Ekosistem Digital (“TED”) is an investment and business consulting service and/or injecting capital to other companies which is also a subsidiary of PT Telekomunikasi Selular with 99.99% ownership.

PT Fita Sehat Nusantara is a healthy lifestyle service company which is also a subsidiary of PT Telkomsel Ekosistem Digital with 99.99% ownership.

This transaction is also Affiliated Transaction which its report has been reported.

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Raden Achmad Faisal

Raden Achmad Faisal

PGS VP INVESTOR RELATIONS

CC:

1.	PT Bursa Efek Indonesia via IDXNet;
2.	Telkom’s Trustee PT Bank Tabungan Negara (Persero); and
3.	Telkom’s Trustee PT Bank Permata Tbk.